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May 12, 2010

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company File No. 811-21593

Dear Mr. Sandoe:

On behalf of Kayne Anderson MLP Investment Company (the “Company”), we offer the following responses to the comments of Christian T. Sandoe of the Commission’s staff received in a telephone call on May 7, 2010 regarding the Company’s preliminary proxy statement filed with the Commission on April 29, 2010 (the “Proxy Statement”). For your convenience, we have summarized Mr. Sandoe’s comments.

1.	Comment: In the discussion regarding the Nominating Committee on page 8 of the Proxy Statement, please clarify whether the Committee considers issues of diversity in evaluating candidates for a position on the Board of Directors of the Company (the “Board”).

Response: Comment accepted. We have revised the section in the manner requested by inserting the following language:

The Nominating Committee also considers issues of diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoint and skills. The Nominating Committee does not have a formal policy with respect to diversity; however, the Board and the Committee believe that it is important that the Board members represent diverse viewpoints.

2.	Comment: In the discussion under the heading “Information About Each Director’s Qualifications, Experience, Attributes or Skills” on pages 9 and 10 of the Proxy Statement, please clarify how each director’s qualifications, experience, attributes or skills render such director’s continued service on the Board appropriate in light of the Company’s business and structure.

Response: Comment accepted. We have inserted the following disclosure in the biographical paragraph of the applicable director:

Mr. McCarthy’s position of influence and responsibility at the Company and the Adviser, combined with his experience advising energy companies as an investment banker, make him a valued member of the Board.

In addition to her managerial and banking experience, Ms. Costin’s academic professional experience related to financial matters equip her to offer further insights to the Board.

Mr. Good has extensive experience with corporate governance, financial and accounting matters, evaluating financial results and overseeing the financial reporting process of a large corporation. In addition, Mr. Good brings to the Board many years of experience as the chairman of the audit committees of several public companies.

Mr. Isenberg’s academic and professional career with prominent institutions and companies, much of which is related to financial and strategic planning, is relevant to the oversight of the Company. Mr. Isenberg also brings to the Board an understanding of asset management and mutual fund operations and strategy as a result of his service on the Board of Kayne Anderson Rudnick Mutual Funds, formerly an affiliate of KACALP.

Mr. Shea’s extensive executive experience in the MLP sector and the energy industry, as well as his board experience as a director of several energy-related companies allows him to provide the Board with insight into the specific industries in which the Company invests.

3.	Comment: In the discussion following the heading “Committees of the Board of Directors” on page 9 of the Proxy Statement, please add a prominent cross-reference to the section entitled “Corporate Governance.”

Response: Comment accepted. The cross-reference now reads as follows, in bold font:

Please refer to “Corporate Governance” on page 21 for a review of the Board’s leadership structure, role in risk oversight and other matters.

4.	Comment: In the discussion regarding the Company’s Board leadership structure on page 21 of the Proxy Statement, please clarify why the Company has determined that its leadership structure is appropriate, given the specific characteristics or circumstances of the Company. In addition, please clarify why the Company has chosen to not have a lead independent director.

Response: Comment accepted. We have revised this section in the manner requested. The section now reads substantially as follows (new text underlined):

Presently, Mr. McCarthy serves as Chairman of the Board of Directors. Mr. McCarthy is an “interested person” of the Company, as defined in the 1940 Act, by virtue of his employment relationship with Kayne Anderson. The Company believes that Mr. McCarthy’s history with the Company, familiarity with the Kayne Anderson investment platform and extensive experience in the field of energy-related investments qualifies him to serve as the Chairman of the Board. The Board has determined that the composition of the Audit and Nominating Committees are appropriate means to address any potential conflicts of interest that may arise from the Chairman’s status as an interested person of the Company. The Board of Directors believes that this Board leadership structure—a combined Chairman of the Board and Chief Executive Officer and committees led by Independent Directors—is the optimal structure for the Company at this time. Since the Chief Executive Officer has the most extensive knowledge of the various aspects of the Company’s business and is directly involved in managing both the day-to-day operations and long-term strategy of the Company, the Board has determined that Mr. McCarthy is the most qualified individual to lead the Board and serve in the key position as Chairman. The Board has also concluded that this structure allows for efficient and effective communication with the Board.

The Company’s Board of Directors does not currently have a designated lead independent director. Instead, all of the Independent Directors play an active role on the Board of Directors. The Independent Directors compose a majority of the Company’s Board of Directors, and are closely involved in all material deliberations related to the Company. The Board of Directors believes that, with these practices, each Independent Director has an equal stake in the Board’s actions and oversight role and equal accountability to the Company and its stockholders.

5.	Comment. In the discussion regarding the Board role in risk oversight on page 21 of the Proxy Statement, please clarify the effect of the Company’s Board’s leadership structure on its ability to effectively exercise risk oversight.

Response: Comment accepted. We revised this section in the manner requested. The section now reads substantially as follows (new text underlined):

The Board oversees the services provided by Kayne Anderson, including certain risk management functions. Risk management is a broad concept comprised of many disparate elements (such as, for example, investment risk, issuer and counterparty risk, compliance risk, operational risk and business continuity risk). Consequently, Board oversight of different types of risks is handled in different ways, and the Board implements its risk oversight function both as a whole and through Board committees. In the course of providing oversight, the Board and its committees receive reports on the Company’s activities, including regarding the Company’s investment portfolio and its financial accounting and reporting. The Board also meets at least quarterly with the Company’s Chief Compliance Officer, who reports on the compliance of the Company with the federal securities laws and the Company’s internal compliance policies and procedures. The Audit Committee’s meetings with the Company’s independent public accounting firm also contribute to its oversight of certain internal control risks. In addition, the Board meets periodically with representatives of the Company and Kayne Anderson to receive reports regarding the management of the Company, including certain investment and operational risks, and the Independent Directors are encouraged to communicate directly with senior management.

The Company believes that Board roles in risk oversight must be evaluated on a case-by-case basis and that its existing role in risk oversight is appropriate. Management believes that the Company has robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect the Company can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond any control of the Company or Kayne Anderson, its affiliates or other service providers.

6.	Comment: In the discussion under the heading “Diversity in Nominees for Director” on page 22 of the Proxy Statement, please clarify if the Nominating Committee or the Board has a policy with regard to consideration of diversity, describe how the policy is implemented, as well as how the Nominating Committee or the Board assesses the effectiveness of such policy.

Response: As indicated on page 22 of the Proxy Statement, the Company has not adopted a particular policy with regard to the consideration of a candidate’s and the Board’s diversity, and has not established a litmus test or quota relating to matters of diversity before an individual may serve as a Director. Because the Board has not adopted a policy with regards to diversity, it has not been necessary to devise a strategy for implementation of such a policy. Additionally, as noted on page 22 of the Proxy Statement, the Board evaluates the diversity of the Board as a whole during its annual self-assessment process.

7.	Comment: In the discussion under the heading “Conditions for Selling the Company’s Common Stock at a Net Price Below NAV, Subject to the Gross Price Being Greater than NAV” on page 14 of the Proxy Statement, please clarify whether the Company would be permitted to effect multiple consecutive offerings of common stock with a cumulative dilutive effect of greater than 1% under the perms of this proposal.

Response: Comment accepted. We have revised this section in the manner requested. The section now reads substantially as follows (new text underlined):

As discussed above, the Company will only sell shares of its common stock at a net price below NAV per share so long as the relevant offering would not result in dilution of the NAV per share in excess of 1%. However, it is possible that the Company could effect multiple consecutive offerings of its common stock, each of which would meet the 1% limitation, but which would cumulatively result in a dilutive effect of greater than 1% of the NAV per share. It is worth noting that in fiscal year 2009, the Company effected 2 offerings of its common stock, neither of which had a dilutive effect on our common stock, but the Company cannot make assurances as to the effect of any future offerings.

* * * * * * * * * *

The Company acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments, or changes to disclosure in response to staff comments in the filings reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have addressed fully Mr. Sandoe’s comments regarding the Proxy Statement. We are grateful to your continuing assistance with the review of this Proxy Statement.

Please direct any inquiries regarding this filing to the undersigned at (415) 856-7007.

Very truly yours,

David A. Hearth
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures) David J. Shladovsky, Esq., Kayne Anderson (w/ enclosures)